August 31, 2006

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549-0303
Attention:	Mark P. Shuman
Jeffrey B. Werbitt

Re:                               Aspyra, Inc.
Form S-3
Filed June 9, 2006
File No. 333-134926

Dear Gentlemen:

On behalf of Aspyra, Inc. (the “Company”), we hereby transmit for filing Amendment No. 1 on Form SB-2 to the Company’s Registration Statement on Form S-3 (File No. 333-134926) (the “Registration Statement”) and Amendment No. 1 to the Company’s Annual Report on Form 10-KSB.  We are also forwarding to you via Federal Express courtesy copies of this letter and the above-referenced amendments.  The amendment to the Registration Statement is marked to show referenced changes and additions.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated July 7, 2006, in respect of the Registration Statement.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For ease of reference, the comments have been reproduced below in bold face and the responses have been set forth immediately below in italics.  Please note that page number references in your comments may not refer to the same page number(s) in the applicable amendments.

Capitalized terms used, but not defined, in this letter shall have the meanings given to them in the applicable amendments.

Form S-3

General

1.                                      Tell us why you believe that the Forms 8-K filed on December 15, 2005 and May 18, 2006, were filed on a timely basis. See General Instruction B.1. to Form 8-K. Unless you are able to demonstrate that those reports were made in a timely manner, amend to present the filing on an available registration form. If either of the Forms 8-K was not timely filed, you may submit a letter to the Office of the Chief Counsel of the Division of Corporation Finance requesting a waiver from the eligibility requirements for use of Form S-3 set forth in I.A.3.(b), and your request will be evaluated by that office.

Response to Comment 1:

The Company notes that the Form 8-K on December 15, 2005 was furnished under Item 7.01, rather than filed with the Securities and Exchange Commission (the “Commission”).  As such, the Form 8-K on December 15, 2005 does not affect the Company’s eligibility to use Form S-3.  However, in light of the Form 8-K on May 18, 2006 which was not filed with the Commission on a timely basis, the Company has amended the Registration Statement on a Form SB-2.

2.                                      We note that Aspyra effectuated sales pursuant to unregistered offerings under the same terms on November 22, 2005 and on May 17, 2006. Upon responding to these comments, please provide the staff with an integration analysis regarding these two offerings. Did Aspyra discontinue its unregistered offering process at any time between November of 2005 and May of 2006? If so, describe the underlying events of the offerings, including when Aspyra commenced the offering process that resulted in the sales of common stock and warrants in May of 2006. In addition to your integration analysis, advise of the availability of a private offering exemption for these unregistered offerings, given the filing of a registration statement in January of 2006 that relates to a portion of these shares. Further, we note that your withdrawal letter dated February 10, 2006 contemplates a subsequent private offering in reliance on Securities Act Rule 155(c). We remind you that Rule 155(c) only applies to private offerings that are “later commenced.”

Response to Comment 2:

The Private Placements

The Company notes that the private placement that closed on November 22, 2005 (the “First Private Placement”) and the private placement that closed on May 17, 2006 (the “Second Private Placement”) conformed to the exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”) and Rule 506 of Regulation D under the 1933 Act.  Because Rule 506 places no limitation on the amount of securities offered, integration of these offerings would not affect the availability of the exemption under Section 4(2) of the 1933 Act.

The Company further advises you supplementally that the First Private Placement should not be integrated with the Second Private Placement pursuant to the five factors identified by the Commission in Regulation D, Rule 502, in determining whether offerings shall be integrated:

1.                                      Whether the offerings are part of a single financing plan.  The First Private Placement occurred simultaneously with and was contingent on the closing of the merger (the “Merger”) of StorCOMM, Inc. (“StorCOMM”) and Creative Computer Applications, Inc. (“CCA”).  The net proceeds from the First Private Placement were primarily to be used for the transaction expenses of the Merger and to fund the integration of CCA and StorCOMM following the Merger.  In contrast, the intention of the Second Private Placement was primarily to raise funds for working capital and general corporate purposes.

2.                                      Whether the offerings have the same general purpose.  As described above, the First Private Placement was directly related to the Merger, whereas the Second Private Placement’s purpose was to maintain working capital.

3.                                      Whether the offerings involve securities of the same class.  In the First Private Placement, the Company sold units, with each unit consisting of a single share of CCA common stock and 1/5 of a warrant to purchase one share of CCA common stock.  In contrast, in the Second Private Placement, the Company sold units, with each unit consisting of a single share of Aspyra, Inc. common stock and 3/5 of a warrant to purchase one share of Aspyra common stock.

4.                                      Whether the offerings were made at or about the same time.  The First Private Placement and Second Private Placement occurred almost six months apart.  They are separate and distinct offerings which were not made at or about the same time.

5.                                      Whether the securities were sold for the same type of consideration.  The units in the First Private Placement and Second Private Placement were both sold for cash but the Company respectfully submits that in light of the other factors above, this factor is not determinative in determining whether the First Private Placement and the Second Private Placement should be integrated.

Completed First Private Placement and Public Offering

Rule 152 promulgated under the 1933 Act provides that Section 4(2) applies to a transaction not involving any public offering even though subsequently thereto the issuer decides to make a public offering and/or files a registration statement.  As Rule 152 is interpreted by the staff in the Black Box Incorporated (June 26, 1990) no—action letter, a “completed” private offering will not be integrated with a subsequently commenced registered public offering.  An offering is considered completed if there are binding commitments subject only to conditions outside the investor’s control.  Renegotiation of the terms of the agreement after execution of the definitive purchase agreements and subsequent to the filing of the registration statement may constitute a new offering rendering the staff’s view as to Rule 152 inapplicable.  When an issuer attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff’s analysis under Rule 152 applies to the convertible security, not to the underlying common stock (Manual of Publicly Available Telephone Interpretations, March 1999 Supplement § A.3S).

The Company advises you supplementally that the First Private Placement was “completed” before the resale registration statement in January 2006 (the “Resale Registration Statement”) was filed.  Commitments from all investors in the First Private Placement were in place before the Resale Registration Statement was filed, subject only to conditions outside their control such as the filing of a resale registration statement and its effectiveness.  The number of securities purchased, the price of the securities and the exercise price of the warrants were fixed.  Therefore there was no further investment decision on the part of the investors in the First Private Placement.  As a result, the Company further advises you supplementally that the filing of the Resale Registration Statement did not affect the private offering exemption for the First Private Placement.

Later Commenced Second Private Placement and Public Offering

The Company is aware of the Commission’s position that the filing of a registration statement constitutes a general solicitation for the securities offered thereby.  The filing of the Resale Registration Statement constituted a general solicitation for the resale by the selling shareholders named therein, of the shares of common stock registered thereunder.  Thus, the general solicitation in connection with the secondary resale offering would disqualify the private offering exemption for the Second Private Placement only if the two offerings were integrated.

The Company advises you supplementally that the Second Private Placement should not be integrated with the public offering under the Resale Registration Statement (the “Public Offering”) pursuant to the five factors identified by the Commission in Regulation D, Rule 502, in determining whether offerings shall be integrated:

1.                                      Whether the offerings are part of a single financing plan. The Resale Registration Statement was filed on behalf of the investors in the First Private Placement proposing to sell securities purchased by them for their own account, in accordance with registration rights granted to such investors in the completed First Private Placement.  The Company will not receive any proceeds from the proposed resale offering.  Thus, the resale of the securities registered in the Resale Registration Statement is not part of the Company’s plan of financing.  In contrast, the seller in the Second Private Placement is the Company and the intention of the Second Private Placement was primarily to raise funds for working capital and general corporate purposes.

2.                                      Whether the offerings have the same general purpose.  The purpose of the resale offering is to provide the investors in the First Private Placement the opportunity to resell their shares and therefore achieve liquidity from their prior, completed investments in the Company.  As described above, the Second Private Placement’s purpose was to maintain working capital.

3.                                      Whether the offerings involve securities of the same class.  In the Public Offering, the Company is registering common stock on behalf of the investors in the First Private Placement for resale.  In contrast, in the Second Private Placement, the Company sold units, with each unit consisting of a single share of Aspyra, Inc. common stock and 3/5 of a warrant to purchase one share of Aspyra common stock.

4.                                      Whether the offerings were made at or about the same time.  The Resale Registration Statement was filed on January 20, 2006 and withdrawn on February 10, 2006.  The Common Stock and Warrant Purchase Agreement with the investors in the Second Private Placement was signed on May 4, 2006.  Therefore, almost three months had passed between the withdrawal of the Resale Registration Statement and the execution of the purchase agreement in the Second Private Placement.

5.                                      Whether the securities were sold for the same type of consideration.  The shares of common stock in the Public Offering will be resold by the investors in the First Private Placement for cash but as discussed above, the Company will not receive any of the proceeds from such resale.  The units in the Second Private Placement were sold for cash

The Company advises you that the investors in the Second Private Placement were not contacted by the Company or Great American Investors, Inc. (the “Placement Agent”) in connection with the Second Private Placement until late April 2006.  The Company further advises you that the investors in the Second Private Placement are all accredited investors who have a prior relationship with the Placement Agent.  The Placement Agent has represented that all investors it has introduced to the Company in the post-filing period have a prior relationship with the Placement Agent, and have not been solicited through a general solicitation. Further, as discussed above, the Second Private Placement was not commenced until more than 30 calendar days had passed after the effective date of the withdrawal of the Resale Registration Statement, in accordance with Rule 155(c).  As a result, the Company further advises you supplementally that the filing of the Resale Registration Statement did not affect the private offering exemption for the Second Private Placement.

Selling Shareholders, page 13

3.                                      Please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the shares held of record by those entities not publicly held. For example, but without limitation, identify the natural person or persons who exercise voting and/or dispositive powers over Potomac Capital Partners LP, Potomac Capital International Ltd, Pleiades Investment Partners RLP, Orion Capital LLC and Slater FF&E Fund LLC. See Rule 13d-3, Item 507 of Regulation S-K, Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999).

Response to Comment 3

The Company has amended the selling shareholders’ table and footnotes to identify the natural persons who exercise sole or shared voting and/or dispostive powers over the shares held of record by those entities not publicly held.

Plan of Distribution, page 11

4.                                      Please advise whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the selling stockholders are broker-dealers and they acquired shares otherwise than as compensation for investment banking services, please revise your disclosure to specifically name them as underwriters. If any of your selling stockholders are affiliates of registered broker-dealers, please revise your prospectus to state whether the sellers purchased in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response to Comment 4

The Company has been advised by the selling shareholders that none of them are broker-dealers or affiliates of broker-dealers.

Part II

Item 16. Exhibits

Opinion of Sheppard,Mullin,Richter & Hampton. LLP

5.                                      We note that your legality opinion states that “when sold by the Selling Shareholders in accordance with the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.” This limitation on the opinion seems inappropriate with regard to the 3.75 million shares that are already issued, according to the filing. Also, it appears that the issue of whether those shares are validly issued, fully paid and nonassessable is independent of any sales by the selling security holders in accordance with the registration statement. The only assumption that appears necessary with respect to the validity opinion would appear to be that the 1.65 million shares underlying the warrants will be issued in accordance with the terms of the warrant agreement described in the filing. Please revise your legality opinion.

Response to Comment 5

Counsel has reviewed the Staff’s comment and revised the legality opinion, as requested.

Item 17. Undertaking, page 23

6.                                      We note that you provide the undertaking set forth under 512(a)(4) of Regulation S-B. In view of the fact that this is a secondary offering, please advise of the basis for your belief that this undertaking is appropriately included in your registration statement. Also, to the extent that you are relying on Rule 430B or 430C, please revise your registration statement to disclose the appropriate undertaking pursuant to Item 512(g) of Regulation S-K.

Response to Comment 6:

The Company has revised its undertaking to exclude the undertaking set forth under Item 512(a)(4) of Regulation S-B, and to include the undertaking under Item 512(g)(b) of Regulation S-B.

Form 10-KSB

Item 8A. Controls and Procedures,  page 39

7.                                      We note that you disclose that the “Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting . . . and for assessing the effectiveness of its internal control over financial reporting.” Accordingly, it appears to us that you are attempting to voluntarily comply with the disclosure requirements of Item 308(a) of Regulation S-B by providing management’s assessment of the effectiveness of internal control over financial reporting. However, your disclosures do not appear to comply with all of the requirements of Item 308(a) and you have not included the auditor attestation report specified in Item 308(b), that would be required of a company subject to paragraph (a) of Item 308. Please advise. If you continue to include disclosure regarding the effectiveness of Aspyra’s internal control over financial reporting, please revise to clearly disclose that Aspyra is not yet required to comply with Item 308(a) and (b) of Regulation S-B, when Aspyra will be required to comply with Item 308(a) and (b) and explain how its evaluation and disclosure of its internal control over financial reporting differs from that required by Item 308(a) and (b). For example, to the extent that Aspyra does not include an attestation report of its registered public accounting firm, please explain.

Response to Comment 7:

The Company has amended its Form 10-KSB for the year ended December 31, 2005 (the “Form 10-KSB”) to delete the section “Management Report on Internal Control Over Financial

Reporting” since the Company is not required to comply with Item 308(a) of Regulation S-B until its fiscal year ending December 31, 2007.  The auditor attestation report specified in Item 308(b) of Regulation S-B will only need to be provided for the Company’s fiscal year ending December 31, 2008.

8.                                      You disclose under “Changes in Internal Control over Financial Reporting” that “[t]here were no changes in [y]our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-KSB....” In light of requirement that you report the changes made in Aspyra’s internal control over financial reporting that occurred during the last fiscal quarter, please revise to specifically disclose changes, or lack thereof, during the quarter ended December 31, 2005.

Response to Comment 8

The Company has amended its Form 10-KSB to state that there was no change in its internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

The Company is hopeful that the foregoing responds adequately to the Staff’s comments.  If you have any questions, please do not hesitate to contact the undersigned at (213) 617-5546.

Sincerely,

/s/ Su Lian Lu

Su Lian Lu, Esq.

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Steven M. Besbeck
Chief Executive Officer
Aspyra, Inc.
26115-A Mureau Road
Calabasas, California 91302

Joseph E. Nida, Esq.
Sheppard Mullin Richter & Hampton LLP
800 Anacapa Street
Santa Barbara, California 93101